Enstar Group Limited

P.O. Box HM 2267

Windsor Place, 3rd Floor, 18 Queen Street

Hamilton HM JX, Bermuda

October 5, 2012

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Enstar Group Limited Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited (the “Company” or “we”) has carefully considered the comment in your letter dated September 7, 2012 and, on behalf of the Company, I respectfully provide the Company’s response below. For your convenience, the text of the comment is reproduced below before our response.

Comment 1:

Notes to Consolidated Financial Statements

Note 18. Statutory Requirements (Unaudited), page 169

1. Please address the following by providing us, as applicable, information or proposed disclosure to be included in future periodic reports:

•

Tell us why this note is marked unaudited. Confirm that no changes would be required if provided on an audited basis and that the unaudited denotation will be removed. This information is required disclosure in the annual financial statements that are required to be audited.

Jim Rosenberg

October 5, 2012

Response:

We marked Note 18 as unaudited because, at the time we were required to file our Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”), the amounts presented were estimates of amounts that would be reflected on our statutory financial statements that are not prepared until later in the year. The insurance regulatory authorities of our insurance and reinsurance subsidiaries did not require statutory returns to be filed until anywhere from 30 to 120 days after the date we filed our 2011 Form 10-K. Accordingly, we provided estimates of the 2011 statutory amounts based on the best information available at the time we filed the 2011 Form 10-K and denoted the note as unaudited. We also carried forward to the 2011 Form 10-K the unaudited 2010 comparative numbers that were included in Note 18 of our Form 10-K for the year ended December 31, 2010. In future filings, starting with our Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), the information in this note will be audited and we will remove the unaudited denotation from the note, as set forth in the proposed disclosure attached hereto as Exhibit A. We will also include additional disclosure related to country specific insurance regulations impacting our insurance and reinsurance subsidiaries, as set forth in Exhibit A.

If Note 18 were provided on an audited basis, there would have been changes to the stated amounts in the 2011 Form 10-K reflecting changes from the estimates to the final amounts that were included in the statutory filings made with the applicable regulatory authorities subsequent to the filing of the 2011 Form 10-K. These changes are identified in the tables below. In addition to these changes, in the preparation of our response to the Staff’s comment, we identified inadvertent reporting errors in two 2010 amounts included within our 2011 Form 10-K and our Form 10-K for the year ended December 31, 2010. These two reporting errors and the corrected amounts are also included within the tables below. The first error relates to an overstatement of 2010 actual statutory capital and surplus for our U.K.-based insurance and reinsurance subsidiaries by $448.0 million. The second error relates to an overstatement of 2010 statutory net income for our European-based insurance and reinsurance subsidiaries by $56.8 million.

The following table shows how the Statutory Requirements footnote table would have appeared if it were given on an audited basis:

	PER AUDITED STATUTORY RETURNS						UNAUDITED
	Statutory Capital and Surplus
	Minimum Required		Actual		Statutory Net Income		Maximum Distribution
	2011	2010	2011	2010	2011	2010	2011	2010
Bermuda	$131,161	$142,248	$668,480	$613,847	$80,022	$67,582	$471,090	$376,388
U.K.	$84,495	$91,148	$561,562	$497,403	$114,403	$129,099	$483,367	$410,255
Australia	$94,326	$126,284	$138,199	$221,514	$13,979	$10,791	$43,873	$95,321
U.S.	$128,162	$42,538	$490,745	$94,543	$(8,234)	$5,751	$—	$3,902
Europe	$37,116	$34,053	$179,450	$149,808	$22,356	$5,686	$28,954	$9,439

Jim Rosenberg

October 5, 2012

The following table shows the information that appeared in the 2011 Form 10-K filed with the SEC on February 24, 2012:

	PER FILED FORM 10-K FOR YEAR ENDED DECEMBER 31, 2011
	Statutory Capital and Surplus
	Minimum Required		Actual		Statutory Net Income		Maximum Distribution
	2011	2010	2011	2010	2011	2010	2011	2010
Bermuda	$131,161	$112,593	$669,607	$613,867	$79,961	$66,718	$472,216	$422,043
U.K.	$78,537	$66,445	$564,328	$945,451	$110,612	$130,105	$485,790	$441,794
Australia	$94,326	$128,576	$138,199	$224,256	$13,979	$(1,934)	$43,873	$95,681
U.S.	$127,911	$42,476	$491,560	$94,543	$(7,558)	$4,940	$—	$3,902
Europe	$28,362	$25,785	$167,458	$126,392	$21,999	$62,440	$31,347	$8,361

The following table summarizes the differences between the two tables and reflects: (i) the changes from estimates to final audited amounts for both 2011 and 2010 that were included in the statutory filings made with the applicable regulatory authorities; and (ii) the two inadvertent reporting errors in the 2010 comparative amounts, which are identified in the table below by “**”:

	DIFFERENCES
	Statutory Capital and Surplus
	Minimum Required		Actual			Statutory Net Income			Maximum Distribution
	2011	2010	2011	2010		2011	2010		2011	2010
Bermuda	$—	$29,655	$(1,127)	$(20)		$61	$864		$(1,126)	$(45,655)
U.K.	$5,958	$24,703	$(2,766)	$(448,048	) **	$3,791	$(1,006)		$(2,423)	$(31,539)
Australia	$—	$(2,292)	$—	$(2,742)		$—	$12,725		$—	$(360)
U.S.	$251	$62	$(815)	$—		$(676)	$811		$—	$—
Europe	$8,754	$8,268	$11,992	$23,416		$357	$(56,754	) **	$(2,393)	$1,078

In reviewing the materiality of the errors made with respect to 2010 actual statutory capital and surplus in the U.K. and statutory net income in Europe, we considered the guidance in SEC Staff Accounting Bulletin No. 99 and evaluated the impact of the errors on the internal control environment. We note that the errors are isolated to the 2010 information in the Statutory Requirements footnote and do not impact any reported amounts on the consolidated statements of earnings, balance sheets, statements of comprehensive income, statements of changes in shareholders’ equity, statements of cash flows, other footnote disclosure, or even other tables or amounts within the footnote. In addition, the errors do not impact amounts discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, nor do they relate to any trends affecting the Company or impact any of the key metrics that we believe investors and analysts utilize in decision making. In addition, because the 2011 Form 10-K contained amounts as at December 31, 2011 for the U.K. and European-regulated entities, which were the most recent amounts, we believe that a reasonable investor would consider the two incorrect 2010 numbers to be of limited relevance once the 2011 Form 10-K was filed. Overall, we believe it is unlikely that the errors would be viewed by a reasonable investor as having significantly altered the total mix of information made available regarding the Company or its financial performance or condition, or cause the judgment of a reasonable person relying upon the report to be changed or influenced by the correction. Based on this evaluation, we concluded that the 2010 errors were not material. The corrected 2010 European statutory net income amount will appear in our 2012 Form 10-K as a result of the change we are making to the Statutory Requirements footnote in light of the Staff’s request that we provide three years of audited statutory net income information.

Jim Rosenberg

October 5, 2012

•

With respect to your dividend restrictions, revise to comply with Rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings that is restricted or free of restrictions for the payment of dividends to Enstar Group LTD.’s stockholders.

Response:

Our ability to pay dividends is dependent on the ability of our insurance and reinsurance subsidiaries to distribute capital and pay dividends to us. The regulations of the jurisdictions of our insurance and reinsurance subsidiaries limit the ability of these subsidiaries to pay dividends to us. The restrictions are generally based on net income or levels of capital and surplus, as determined in accordance with the relevant statutory accounting practices. As stated in the 2011 Form 10-K, however, we do not intend to pay dividends on our ordinary shares. Rather, we intend to reinvest any distributions from our subsidiaries back into the Company, primarily as a means to fund future acquisitions.

In future filings, beginning with our 2012 Form 10-K, we will provide the amount of consolidated retained earnings that is free of restrictions for the payment of dividends to our shareholders. We will also provide a description of the restrictions on the payment of dividends. The proposed disclosure is set forth in Exhibit A to this response letter.

•	Revise your disclosure to comply with ASC 944-505-50-2 and 50-3 or tell us why this disclosure is not required. If it is required, also address ASC 944-505-50-6, as applicable.

Response:

We reviewed the requirements of ASC 944-505-50-2, 50-3, 50-5 and 50-6 and the statutory accounting practices (both individually and in the aggregate) of our insurance and reinsurance subsidiaries. We advise the Staff that the regulatory accounting practices applied to our insurance and reinsurance subsidiaries do not significantly differ from those prescribed by the regulatory authorities in each of the jurisdictions in which we operate. As a result, we have concluded that the disclosure is not required.

•

Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

Jim Rosenberg

October 5, 2012

Response:

In future filings, beginning with our 2012 Form 10-K, we will provide the amount of restricted net assets for our consolidated subsidiaries. We have no unconsolidated subsidiaries. The proposed disclosure is set forth in Exhibit A to this response letter.

•	You include the amount of statutory net income or loss for each of the latest two years. Please revise the amount for all three years presented as required by Rule 7.03(a)(23)(c) of Regulation S-X.

Response:

In future filings, beginning with our 2012 Form 10-K, we will include a separate statutory net income table that shows the audited amounts for a three-year period. The proposed disclosure is set forth in Exhibit A to this response letter.

****

In connection with your comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response to your comment, please do not hesitate to contact me at (441) 278-1445.

Sincerely,

/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer

cc:	Dana Hartz (Securities and Exchange Commission)
Richard C. Lightowler (KPMG, a Bermuda partnership)
John Johnston (Deloitte & Touche Ltd., Hamilton, Bermuda)
Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)

Exhibit A

In future filings, beginning with the 2012 Form 10-K, the Company will provide disclosure substantially similar to the following for the Statutory Requirements footnote (which was Note 18 to the 2011 Form 10-K).

RETAINED EARNINGS AND STATUTORY RESTRICTIONS

Restrictions on the payment of dividends

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of its insurance and reinsurance subsidiaries to distribute capital and pay dividends to it. The Company’s insurance and reinsurance subsidiaries are subject to certain regulatory restrictions on the distribution of capital and payment of dividends in the jurisdictions in which they operate as more fully described below. The restrictions are generally based on net income or levels of capital and surplus as determined in accordance with the relevant statutory accounting practices. In addition, the Company’s ability to pay dividends and make other forms of distributions is further limited by repayment obligations in the Company’s outstanding loan facility agreements.

As at December 31, 2012, the amount of consolidated retained earnings of the Company that was free of restrictions and available to be distributed to the Company’s ordinary shareholders was $xxx million (2011: $169.4 million). The Company does not intend to pay dividends on its ordinary shares, as it intends instead to reinvest any distributions from its subsidiaries back into the Company, primarily as a means to fund future acquisitions.

Statutory Restrictions

The Company’s insurance and reinsurance subsidiaries prepare their statutory financial statements in conformity with statutory accounting practices prescribed or permitted by the applicable local regulatory authority. The statutory financial statements may vary materially from statements prepared in accordance with U.S. GAAP.

The statutory capital and surplus amounts for the years ended December 31, 2012 and 2011 and statutory net income amounts for the years ended December 31, 2012, 2011 and 2010 for the Company’s insurance and reinsurance subsidiaries based in Bermuda, the United Kingdom, Australia, the United States and Europe are shown in the table below.

	Statutory Capital and Surplus
	Minimum Required		Actual		Statutory net income
	2012	2011	2012	2011	2012	2011	2010
Bermuda	XXX	$131,161	XXX	$668,480	XXX	$80,022	$67,582
U.K.	XXX	$84,495	XXX	$561,562	XXX	$114,403	$129,099
Australia	XXX	$94,326	XXX	$138,199	XXX	$13,979	$10,791
U.S.	XXX	$128,162	XXX	$490,745	XXX	$(8,234)	$5,751
Europe	XXX	$37,116	XXX	$179,450	XXX	$22,356	$5,686

The Company’s insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate, including Bermuda, the United Kingdom, Australia, the United States and Europe. Certain material aspects of these laws and regulations as they relate to solvency, dividends and capital and surplus are summarized below.

Bermuda

The Company’s Bermuda-based insurance and reinsurance subsidiaries are registered under the Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”). The Insurance Act requires that the Company’s Bermuda-based insurance and reinsurance subsidiaries maintain certain solvency and liquidity standards. These are determined as a percentage of either net reserves for losses and loss expenses or premiums and, for some of our subsidiaries, pursuant to a risk-based capital measure.

Each of the Company’s regulated Bermuda insurance and reinsurance subsidiaries would be prohibited from declaring or paying any dividends if it is in breach of its minimum solvency margin or liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, each of the Company’s regulated Bermuda insurance and reinsurance subsidiaries is prohibited, without the prior approval of the Bermuda regulator, from reducing by 15% or more its total statutory capital as set out in its previous year’s statutory financial statements.

As of December 31, 2012 and 2011, all of the Company’s Bermuda-based insurance and reinsurance subsidiaries exceeded their respective minimum solvency and liquidity requirements.

Australia

The Company’s Australian insurance subsidiaries are regulated and are subject to prudential supervision by the Australian Prudential Regulation Authority (“APRA”). APRA is the primary regulatory body responsible for regulating compliance with the Insurance Act 1973. APRA’s prudential standards require that all insurers maintain and meet prescribed capital adequacy requirements to enable its insurance obligations to be met under a wide range of circumstances. This requires authorized insurers to hold eligible capital in excess of the minimum capital requirement. This amount may be determined using the prescribed method or an internal model-based method. The Company’s Australian insurance subsidiaries have adopted the prescribed method. An insurer must obtain APRA’s written consent prior to making any planned reductions in its capital, including any payment of dividends. Each of the Company’s insurance subsidiaries must provide APRA with a valuation prepared by an appointed actuary that demonstrates that the tangible assets of the insurer, after the proposed capital reduction, are sufficient to cover its insurance liabilities to a 99.5% level of sufficiency of capital before APRA will consent to a capital release or dividend.

As of December 31, 2012 and 2011, the actual levels of capital for each of the Company’s Australian insurance subsidiaries were in excess of the 99.5% level of sufficiency.

United Kingdom

The Company’s U.K. based insurance subsidiaries are regulated by the U.K. Financial Services Authority (the “FSA”) and are required to maintain adequate financial resources, the rules for which are set out in the General Prudential Sourcebook (“GENPRU”) and the Prudential Sourcebook for Insurers (“INSPRU”) of the FSA’s Handbook of Rules and Guidance.

Through its rules, the FSA sets minimum capital resources requirements for its regulated insurance companies. The calculation of the minimum capital resources requirements in any particular case depends on, among other things, the type and amount of insurance business written and claims paid by the insurance company. As at December 31, 2012 and 2011, all of the Company’s U.K. insurance subsidiaries maintained capital in excess of the required minimum capital resources requirements (or received a waiver from the FSA from the requirement to remedy any shortfall) and complied with the relevant provisions of GENPRU and INSPRU.

The FSA also requires an insurance company to calculate an Enhanced Capital Requirement (“ECR”), which is a risk-based capital measure that involves applying capital charge factors to each class of asset held and to each class of insurance business written.

In addition, the FSA’s Individual Capital Adequacy Standards (“ICAS”) framework requires insurance companies to carry out various capital modeling and risk management exercises in order to calculate a company specific Individual Capital Assessment (“ICA”) amount, which is the company’s internal calculation of its capital requirements under the ICAS framework. The basis for this calculation is prescribed in GENPRU and is intended to ensure a company holds sufficient capital such that there is no material risk that its liabilities cannot be met as they fall due.

The FSA’s rules require the Company’s U.K. insurance subsidiaries to obtain FSA approval for any proposed or actual payment of a dividend. The FSA uses the ECR and the ICA when assessing requests to make distributions and therefore dividends approved by the FSA will often significantly differ from any surplus capital above the entity’s minimum capital resources requirements. As at December 31, 2012 and 2011, all of the Company’s U.K. insurance subsidiaries maintained capital in excess of their required ECR amounts.

United States

The Company’s U.S. insurance and reinsurance subsidiaries are subject to the insurance laws and regulations of the states in which they are domiciled, licensed and/or approved to conduct business. These laws also restrict the amount of dividends the subsidiaries can pay to the Company. The restrictions are generally based on statutory net income and/or certain levels of statutory surplus as determined in accordance with the relevant statutory accounting requirements of the individual domiciliary states or states in which any of the insurance or reinsurance subsidiaries are commercially domiciled. Generally, prior regulatory approval must be obtained before an insurer may pay a dividend or make a distribution above a specified level.

The U.S. subsidiaries are required to file annual statements with insurance regulatory authorities prepared on a statutory basis prescribed or permitted by such authorities. Statutory accounting principles differ from U.S. GAAP in the treatment of various items, including treatment of deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes. For the Company’s U.S. insurance and reinsurance subsidiaries, there are no prescribed or permitted statutory accounting practices that differ significantly from the statutory accounting practices prescribed by the National Association of Insurance Commissioners. The U.S. insurance and reinsurance subsidiaries are also required to maintain minimum levels of solvency and liquidity as determined by law, and comply with risk-based capital requirements and licensing rules.

As of December 31, 2012 and 2011, the actual levels of solvency, liquidity and risk-based capital of all of the Company’s U.S. insurance and reinsurance subsidiaries were in excess of the minimum levels required, with the exception of one subsidiary that was acquired whilst under supervision. As a consequence of being under regulatory supervision, this subsidiary’s regulator must approve any and all disbursements, new contracts or agreements. The Company does not believe this subsidiary’s non-compliance presents material risk to the Company’s operations or financial condition.

Europe

The Company’s Swiss insurance subsidiary is regulated by the Swiss Financial Market Supervisory Authority (“FINMA”) pursuant to the Insurance Supervisory Law 2004 to 2006. This subsidiary is obligated to maintain a minimum solvency margin based on the Solvency I and Swiss Solvency Test regulations as stipulated by the Insurance Supervisory Law. As of December 31, 2012 and 2011, this subsidiary exceeded these requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to freely distributable reserves, which consist of retained earnings, the current year profit and legal reserves. Any dividend exceeding the current year profit requires FINMA’s approval. The solvency and capital requirements must continue to be met following any distribution.

In addition to Switzerland, the Company has insurance and reinsurance subsidiaries located in Belgium, Denmark, Ireland and Sweden. Each insurance and reinsurance subsidiary is subject to the relevant statutory regulations, provisions and laws in its respective country that require it to maintain certain measures of solvency and liquidity and restrict dividend payments. As of December 31, 2012 and 2011, the Company’s subsidiaries located in Belgium, Denmark, Ireland and Sweden met their required levels of solvency and liquidity.

Restricted net assets of consolidated subsidiaries

As at December 31, 2012, the total amount of net assets of the Company’s consolidated subsidiaries that were restricted was $xxx million (2011: $870.5 million).

A-4